                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                  XIRCOM, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                      ESR ACQUISITION CORPORATION (OFFEROR)
                       a direct wholly-owned subsidiary of

                                INTEL CORPORATION
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983922105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              F. Thomas Dunlap, Jr.
              Senior Vice President, General Counsel and Secretary
                                Intel Corporation
                           2200 Mission College Blvd.
                       Santa Clara, California 95052-8119
                                 (408) 765-8080

                                    Copy to:

                            Richard S. Millard, Esq.
                           Weil, Gotshal & Manges LLP
                         2882 Sand Hill Road, Suite 280
                          Menlo Park, California 94025
                                 (650) 926-6200
 -------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
            Transaction
             Valuation*                             Amount of Filing Fee
           $701,317,550                                    $140,264
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 29,921,232 shares of common stock, par value $0.001 per share (the "Common Stock"), of Xircom, Inc. outstanding as of January 12, 2001 (less 1,868,530 shares of Common Stock owned by the parent corporation of the Offeror), at a price per share of $25.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $140,264                Filing Party:  Intel Corporation

Form or Registration No.:  Schedule TO-T        Date Filed:  January 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on January 29, 2001, relating to the offer by ESR Acquisition Corporation, a Delaware corporation ("Purchaser") and direct wholly-owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of Xircom, Inc., a California corporation (the "Company"), at a purchase price of $25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The first paragraph of Section 7 of the Offer to Purchase entitled "Certain Information Concerning the Company," which appears on page 11 of the Offer to Purchase, is hereby deleted and replaced with the following paragraph:


     The information concerning the Company contained in this Offer to Purchase has been provided by the Company or has been taken from publicly available documents on file with the Commission and other public sources.


ITEM 4.  TERMS OF THE TRANSACTION.

     The first paragraph of Section 18 of the Offer to Purchase entitled "Certain Conditions of the Offer," which appears on page 41 of the Offer to Purchase, is hereby deleted and replaced with the following paragraph:


     Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered Shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of any Shares or extend the Offer one or more times pursuant to the Merger Agreement and may terminate the Offer at any time after the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) March 31, 2001 (provided that if on March 31, 2001 the condition set forth below regarding the HSR Act is not satisfied and none of the events set forth in any of the paragraphs below has occurred and is continuing, then such date shall be automatically extended to May 15, 2001), if (1) the Minimum Condition shall not have been satisfied at the Expiration Date; (2) any applicable waiting period under the HSR Act has not expired or terminated; (3) all necessary consents and approvals from any foreign governmental entities shall not have been obtained; or (4) at any time after the date of the Merger Agreement, and before the Expiration Date, any of the following events shall occur and be continuing:


     The last paragraph of Section 18 of the Offer to Purchase entitled "Certain Conditions of the Offer," which appears on page 43 of the Offer to Purchase, is hereby deleted and replaced with the following paragraph:


     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Intel and Purchaser and, subject to the Merger Agreement, may be waived by Intel and Purchaser, in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of Intel and Purchaser. The failure by Intel and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date. All conditions to the Offer, other than the conditions relating to the HSR Act and the receipt of other governmental approvals, will be satisfied or waived prior to the Expiration Date.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The first paragraph of Section 9 of the Offer to Purchase entitled "Source and Amount of Funds," which appears on page 17 of the Offer to Purchase, is hereby deleted and replaced with the following paragraph:


     The total amount of funds required by Purchaser to purchase the Shares, other than those which are already owned by Intel, and consummate the Offer and the Merger will be approximately $701.3 million. Purchaser will obtain all funds needed for the Offer through a capital contribution, which will be made by Intel to Purchaser at the time the Shares tendered pursuant to the Offer are accepted for payment. Intel intends to use its available cash on hand to make this capital contribution. Neither the Offer nor the Merger is conditioned on obtaining financing. Intel and Purchaser do not have any alternative financing arrangements.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ESR ACQUISITION CORPORATION



                                       By: /s/ SUZAN A. MILLER
                                           -------------------------------------
                                           Name:  Suzan A. Miller
                                           Title: President



                                       INTEL CORPORATION

                                       By: /s/ F. THOMAS DUNLAP, JR.
                                           -------------------------------------
                                           Name:  F. Thomas Dunlap, Jr.
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary

Dated:  February 8, 2001